Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$1,184	$1,255	$1,088	$897	$849
(Income) loss related to equity method investees	(10)	(16)	(6)	5	13
	1,174	1,239	1,082	902	862
Add/(deduct):
Fixed charges	292	228	202	212	236
Interest capitalized	(1)	(9)	(33)	(32)	(28)
Distributed income of equity method investees	29	5	6	8	7
Earnings attributable to Marriott available for fixed charges	$1,494	$1,463	$1,257	$1,090	$1,077
Fixed charges:
Interest expensed and capitalized (1)	$235	$176	$148	$152	$165
Estimate of interest within rent expense	57	52	54	60	71
Total fixed charges	$292	$228	$202	$212	$236
Ratio of earnings attributable to fixed charges	5.1	6.4	6.2	5.1	4.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12